

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2025

Xia Ma
Chief Executive Officer
United Hydrogen Global Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People's Republic of China, 201799

Xia Ma
Director
United Hydrogen Group Inc.
3rd Floor, Building 3, No. 715 Yingshun Road
Qingpu District, Shanghai
The People's Republic of China, 201799

    Re: United Hydrogen Global Inc.
       United Hydrogen Group Inc.
       Amended Registration Statement on Form F-4
       Filed July 2, 2025
       File No. 333-284430

Dear Xia Ma and Xia Ma:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4

Unaudited Pro Forma Combined Balance Sheet Adjustments, page 167

1.   We note your revisions to your adjustment e, such that you now deduct the full amount of cash payments of professional expenses of $1.4 million against additional paid-in capital. We further note your disclosure that these professional fees include audit expenses. Please tell us how you determined audit expenses should be deducted against additional paid-in capital.

Comparative Share Information, page 170

2.   We note you disclose a $(4,183,768) net loss for the year ended December 31, 2024 in the Pro Forma Combined Assuming No Redemptions into Cash column in the table at the bottom of page 170. Please revise this amount for consistency with your Unaudited Pro Forma Combined Statement of Operations on page 168, or advise.

Aimei Health Management's Discussion and Analysis of Financial Condition and Results of Operations
Controls and Procedures, page 204

3.   We note the Form 10-K for Aimei Health Technology Co., Ltd stated that it did not maintain effective internal control over financial reporting as of December 31, 2024, due to the material weakness in its internal controls as a result of inadequate segregation of duties within accounting processes due to limited personnel and insufficient written policies and procedures for accounting, IT, and financial reporting and record keeping. Please revise your Form F-4 to also disclose this information.

Industry Overview of Hydrogen Energy, page 205

4.   We note the statement that "the information and data presented below may not reflect market conditions as of the date of this proxy statement/prospectus." As it is not appropriate for the company to directly or indirectly disclaim liability for information in the registration statement, please remove such disclosure or include a sentence confirming that the company is responsible for all of the disclosure in the registration statement.

United Hydrogen Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 244

5.   We note your disclosure that you have negotiated with your customers on the collection of payments and they agreed to make payments before June 30, 2025, and that you will make payments to your suppliers once you get paid from your customers. Please tell us what consideration you gave to disclosing the amount of accounts receivable collected and accounts payable paid subsequent to December 31, 2024 and prior to the date of your filing. Refer to Item 303 of Regulation S-X.

<u>Exhibits</u>

6.   We note the second consent within Exhibit 23.3 related to the financial statements of United Hydrogen Group Inc. refers to the related Prospectus of United Hydrogen Group Inc. Please have your auditor revise their consent to refer to the related Prospectus of United Hydrogen Global Inc.

    Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Meng (Mandy) Lai, Esq.